UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2007

Commission File Number:  0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Notice and Proxy Statement in relation to the Annual General Meeting of Shareholders dated May 29, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                   ALVARION LTD.

Date: May 29th, 2007                                                                                       By: /s/ Efrat Makov
                       Name: Efrat Makov
                                                   Title:   Chief Financial Officer

EXHIBIT 1

ALVARION LTD.
21A Habarzel Street
Tel Aviv 69710, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
July 11, 2007

To the Shareholders of Alvarion Ltd.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the "Meeting") of Alvarion Ltd. (the "Company"), will be held on Wednesday, July 11, 2007 at 5:00 p.m., local time, at the principal executive offices of the Company at the above address (the telephone number at that address is +972-03-6456262).

The following matters are on the agenda for the Meeting:

(1)	reelection of Dr. David Kettler, Mr. Zvi Slonimsky and Mr. Amnon Yacoby to the Company's Board of Directors;

(2)	reelection of Ms. Robin Hacke as an External Director to the Company's Board of Directors;

(3)	approval of compensation for Mr. Tzvika Friedman, the Company's Chief Executive Officer and President, who is also a Board member:

(a)	monthly compensation; and

(b)	stock option grants;

(4)
approval of reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors until the next annual general meeting of the Company's shareholders, and authorization of the Board of Directors and/or Audit Committee to set the annual compensation of the independent auditors; and

(5)	review of the Company's 2006 audited consolidated financial statements.

Record Date

Only shareholders who hold Ordinary Shares, nominal value NIS 0.01, of the Company at the close of business on June 1, 2007 (the "Record Date") will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof.

According to the Companies Law Regulations (Confirmation of Ownership of Shares for Voting in the General Meeting), 2000, if a shareholder holds shares through a TASE Member (as defined below) and the shares are registered in the name of such TASE Member on the books of the Company's registration company, the shareholder may provide to the Company, prior to the Meeting, a certification confirming his ownership of the shares on the Record Date.  Such certification may be obtained at the TASE Member's offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder's request shall have been submitted with respect to a specific securities account.

All shareholders of record on the Record Date are cordially invited to attend and vote at the Meeting in person or by proxy, pursuant to the Company's Articles of Association.  Shareholders may send standpoint notices to the Company no later than June 11, 2007.

Vote Required

The vote required for the approval of the proposals above, other than proposal no. 2, is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy.  The vote required for the approval of proposal no. 2 is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy, which shall also include at least one-third of the shares held by shareholders that are not  controlling shareholders of the Company that are present, in person or by proxy, and voting at the Meeting (unless the total shareholdings of the shareholders who are not controlling shareholders of the Company and who vote against these proposals represents less than one percent of the voting rights in the Company).

Review of Documents

Shareholders may review the full version of the foregoing items of business and the Proxy Statement, which includes the full version of the proposed resolutions and a proxy card, at the principal executive offices of the Company stated above, upon prior notice and during regular working hours (tel no.: +972-3-6456262) until the Meeting date.  A copy of the Proxy Statement will also be available at the following websites: http://www.tase.co.il/tase/ or http://www.magna.isa.gov.il (the "Distribution Sites").

Each member of The Tel-Aviv Stock Exchange Ltd. (a "TASE Member") shall e-mail, upon request and without charge, a link to the Distribution Sites, to each shareholder who is not listed in the Company's shareholder register and whose shares are held through the TASE Member, provided that each shareholder's request shall have been submitted (a) with respect to a specific securities account, and (b) prior to the Record Date.

                            By Order of the Board of Directors,

                            ANTHONY MAHER
                            Chairman of the Board of Directors

ALVARION LTD.
21A Habarzel Street
Tel Aviv 69710, Israel

PROXY STATEMENT

______________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

July 11, 2007

We invite you to attend Alvarion Ltd.'s Annual General Meeting of Shareholders.  The meeting will be held on July 11, 2007 at 5:00 P.M. (Israel time), at Alvarion's principal executive offices at 21A Habarzel Street, Tel Aviv 69710, Israel.

We are sending you this Proxy Statement because you held Ordinary Shares, nominal value NIS 0.01 per share, of Alvarion as of the June 1, 2007 record date.  You can vote your shares by attending the Annual General Meeting or by completing and signing a proxy card.  Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the Annual General Meeting or at any adjournment of the Annual General Meeting.

Agenda Items

The following matters are on the agenda for the Annual General Meeting:

(1)	reelection of Dr. David Kettler, Mr. Zvi Slonimsky and Mr. Amnon Yacoby to our Board of Directors;

(2)	reelection of Ms. Robin Hacke as an External Director on our Board of Directors;

(3)	approval of compensation for Mr. Tzvika Friedman, our Chief Executive Officer and President, who is also a Board member;

(4)
approval of reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders, and authorization of the Board of Directors and/or Audit Committee to fix the annual compensation of the independent auditors; and

(5)	discussion of our 2006 audited consolidated financial statements.

We are not currently aware of any other matters, which will come before the Annual General Meeting.  If any other matters are presented properly at the Annual General Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

How You Can Vote

You can vote your shares by attending the Annual General Meeting or by completing and signing a proxy card.  Attached is the proxy card for the meeting that is being solicited by our Board of Directors, together with a pre-addressed postage-paid return envelope.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than two (2) hours prior to the time fixed for the Annual General Meeting on July 11, 2007.  If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a "for" vote, unless you clearly vote against a specific resolution.  In addition, by signing and returning the proxy card you are confirming that you do not have a "personal interest" in any of the proposed resolutions, unless you specifically note a "personal interest" with respect to a specific resolution.

Who Can Vote

You are entitled to notice of the Annual General Meeting and to vote at the Annual General Meeting if you were a shareholder of record at the close of business on June 1, 2007.  You are also entitled to notice of the Annual General Meeting and to vote at the Annual General Meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on June 1, 2007, or which appeared in the participant listing of a securities depository on that date.  We are mailing the proxy cards to our shareholders on or about June 8, 2007, and we will solicit proxies primarily by mail and email.  The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

On May 15, 2007, we had outstanding 62,111,603 Ordinary Shares.  Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting.  Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing more than 33.33% of our voting power.  This is known as a quorum.  If a quorum is not present within one hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman of the Board with the consent of the majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment.  Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Our Board of Directors unanimously recommends that you vote "FOR" all proposals under Items 1 through 4 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of May 15, 2007, based on the information provided to us by our shareholders or disclosed in public filings with the Securities and Exchange Commission, we are not aware of any person or entity that beneficially owns more than 5% of our outstanding Ordinary Shares.

ITEM 1 – REELECTION OF DIRECTORS (OTHER THAN EXTERNAL DIRECTORS)

You are being asked to reelect the following directors: Dr. David Kettler, Mr. Zvi Slonimsky and Mr. Amnon Yacoby, each for a term expiring at the third Annual General Meeting of our shareholders following this meeting.

Under our Articles of Association, the maximum number of our directors is fixed as ten.  We currently have ten directors, including two directors who are "External Directors" under Israel's Companies Law.  See Item 2 below regarding the reelection of one of our External Directors.

Our Articles of Association provide that a certain number of our directors (other than the External Directors) shall be elected each year at our Annual General Meeting, and, unless specifically determined otherwise, each elected director shall serve until the third Annual General Meeting following the meeting at which such director was elected.

You are being asked to reelect three of our current directors.  If the Board of Directors' nominees are elected, the foregoing three directors will continue to serve as directors following the meeting for a term expiring at the third Annual General Meeting of our shareholders following this meeting.

Nominees for Director

Our Board of Directors' Compensation, Nominating and Corporate Governance Committee recommended that the following three nominees be reelected to the Board of Directors at the meeting (in addition to the nominee for the position of External Director, as specified in Item 2).  Our Board of Directors approved this recommendation.

Dr. David Kettler joined as a member of our board of directors in May 2004.  He provides consulting on telecom and information technology through DAK Solutions, LLC in Atlanta.  Previously, Dr. Kettler served as the BellSouth Vice President in charge of the Science & Technology organization and Chief Architect for the BellSouth Network until his retirement at the end of 2000.  Prior to BellSouth, Dr. Kettler spent over 15 years at AT&T Bell Laboratories and in Strategic Planning at AT&T Corporate Headquarters.  After his retirement from BellSouth he served a few years as Managing Director and General Partner of H.I.G. Capital Management.  He has actively contributed to Computer Science & Telecommunications Board Committee Reports on the Internet and Broadband.  Dr. Kettler also serves on the College of Computing Advisory Board of Georgia Institute of Technology and numerous research and economic development steering committees.  He has proactively engaged university/industry activities, led numerous consortia projects and facilitated the technology transfer from research laboratories toward commercialization.  Dr. Kettler is an IEEE Fellow.  He earned his BEE, MSEE, and Ph.D.EE from the University of Virginia and is past Chairman of the ECE Industrial Advisory Board and the School of Engineering and Applied Sciences Academic Board.

Mr. Zvi Slonimsky became a member of our board of directors and served as our co-Chief Executive Officer following our merger with Floware in August 2001.  Mr. Slonimsky is the chairman of Teledata, Surf and New Era Biotech and board member of Sequans.  He also provides telecom and information technology consultant through EIR ZS in Tel Aviv.  From 2002 to 2005 he served as our sole Chief Executive Officer. Prior thereto he served as our President and Chief Operating Officer since May 1999.  Mr. Slonimsky had been President and Chief Executive Officer of MTS Ltd., a company supplying add-on software to PBXs, since its inception in December 1995 as a spin off from C. Mer Industries until 1999.  Mr. Slonimsky joined C. Mer in November 1992 as Vice President of its products division.  Before joining C. Mer, he was the General Manager of Sorek Technology Center from September 1991 to November 1992.  From 1989 to 1991, Mr. Slonimsky was the General Manager of DSPG Ltd., the Israeli-based subsidiary of DSPG, Inc.  Prior to DSPG, he held various management positions in Tadiran Ltd., an Israeli communication equipment manufacturer.  Mr. Slonimsky holds the B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion and a M.B.A. degree from Tel-Aviv University.

Mr. Amnon Yacoby has served as a member of our board of directors since our merger with Floware in August 2001.  Mr. Yacoby founded Floware and served as its Chief Executive Officer and as a member of its board of directors until its merger with us. Following our merger with Floware until the end of 2001, Mr. Yacoby served as our co-Chief Executive Officer. In 2004, Mr. Yacoby founded Aternity, Inc. and serves as its Chairman. In 1987, Mr. Yacoby founded RAD Network Devices Ltd., a developer of data networking devices, and served as its president and Chief Executive Officer until 1995.  From 1972 to 1986, he served in the Israel Defense Forces' Electronic Research Department in various positions, most recently as head of the department.  He twice received the Israel Security Award.  Mr. Yacoby holds B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion.

If you sign and return the enclosed proxy card, your shares will be voted FOR the election of the individuals named above as directors, unless you specifically specify to the contrary.  We do not know of any reason that any of the individuals proposed for election as directors would not be able to serve.

We are proposing to adopt the following resolution:

"RESOLVED, that the election of the following three persons to the Board of Directors of Alvarion Ltd. for a term expiring at the third Annual General Meeting of shareholders following the date hereof be, and it hereby is, approved: Dr. David Kettler, Mr. Zvi Slonimsky and Mr. Amnon Yacoby."

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to elect the individuals named above as directors.

ITEM 2 - REELECTION OF EXTERNAL DIRECTOR

In accordance with Israel's Companies Law and the relevant regulations, we must have at least two External Directors who meet the statutory requirements of independence.  An External Director serves for a term of three years, which may be extended for additional three-year terms.  An External Director can be removed from office only under very limited circumstances.  All of the External Directors must serve on the company's audit committee, and at least one External Director must serve on each committee of the board of directors.

The second three-year term of office of Ms. Robin Hacke, one of our External Directors under Israel's Companies Law, will expire in August 2007.  The shareholders are being asked to reelect Ms. Hacke to serve as External Directors under Israel's Companies Law for an additional three-year term.  Biographical information concerning Ms. Hacke is set forth below.

Ms. Robin Hacke was appointed as one of our External Directors upon our merger with Floware in August 2001.  Ms. Hacke served as a member of Floware's board of directors from its initial public offering in August 2000 and was appointed as an External Director of Floware in December 2000.  Since August 2003, Ms. Hacke has been the Managing Director of Pentaport Venture Advisors Inc., a company that advises investment companies, including Portview Communications Partners LP.  From January 2003 to July 2003, Ms. Hacke served as Managing Director of Triport Advisors Ltd., a company founded by Ms. Hacke that provides advisory services to investment companies including Portview Communications Partners.  From 1990 to 2002, Ms. Hacke served as the Chief Executive Officer of HK Catalyst Strategy and Finance Ltd., a company that Ms. Hacke founded that provided advisory services to investment companies and high-tech enterprises.  From 1986 to 1990, Ms. Hacke held various management positions at Aitech Ltd., an Israeli start-up company.  Prior to that, Ms. Hacke was an investment banker at Shearson Lehman Brothers in New York.  Ms. Hacke is a member of the board of directors of Mintera, a privately held company.  Ms. Hacke holds an A.B. magna cum laude degree from Harvard-Radcliffe College and an MBA degree from Harvard Business School.

Nominee for External Director

Our Board of Directors' Compensation, Nominating and Corporate Governance Committee recommended that Ms. Hacke be reelected as an External Director at the Annual General Meeting for an additional three year term.  Our Board of Directors has found that Ms. Hacke has all necessary qualifications required under Israel's Companies Law and the requirements of NASDAQ.  Our Audit Committee and Board of Directors approved the Compensation, Nominating and Corporate Governance Committee's recommendation and determined that, in light of Ms. Hacke's expertise and contribution to our Board of Directors and Board committees, the reappointment of Ms. Hacke as an External Director for an additional three years would be for the benefit of Alvarion.  If elected at the meeting, Ms. Hacke will serve for an additional three-year term until August 2010.

We are proposing to adopt the following resolution:

"RESOLVED, that the election of Ms. Robin Hacke to the Board of Directors of Alvarion Ltd. to serve as an External Director for a three-year term be, and it hereby is, approved."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to elect Ms. Hacke as our External Director.  In addition, the shareholders' approval must either include at least one-third of the Ordinary Shares voted by shareholders who are not controlling shareholders, or the total Ordinary Shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares. Under Israel's Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

ITEM 3 – APPROVAL OF COMPENSATION FOR MR. TZVIKA FRIEDMAN, OUR CHIEF EXECUTIVE OFFICER AND PRESIDENT, WHO IS ALSO A BOARD MEMBER

Mr. Tzvika Friedman, who is our director, is also our Chief Executive Officer and President.  Israel's Companies Law provides that the compensation of our directors, whether as directors, officers or consultants, requires shareholder approval.  This includes cash compensation as well as compensation in the form of stock options.  Therefore, his compensation requires shareholder approval.

Our Compensation, Nominating and Corporate Governance Committee, Audit Committee and Board of Directors have approved for Mr. Friedman a monthly salary in the amount of NIS 115,000 commencing April 2007.

In addition, our Compensation, Nominating and Corporate Governance Committee, Audit Committee and Board of Directors have approved the grant to Mr. Friedman of options to purchase 200,000 Ordinary Shares at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Global Market on the date of the Annual General Meeting.

We are therefore proposing that you now approve the compensation for Mr. Friedman.  We are proposing to adopt the following resolutions:

"RESOLVED, that, a monthly salary in the amount of NIS 115,000 commencing April 2007, for Mr. Tzvika Friedman, the Company's Chief Executive Officer and President, be, and it hereby is, approved; and

FURTHER RESOLVED, that the grant to Mr. Tzvika Friedman of options to purchase 200,000 Ordinary Shares at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Global Market on the date of the Annual General Meeting and upon the terms approved by Company's Compensation, Nominating and Corporate Governance Committee, Audit Committee and Board of Directors be, and it hereby is, approved."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve Mr. Friedman's compensation.

ITEM 4 – APPROVAL OF THE APPOINTMENT AND COMPENSATION OF OUR INDEPENDENT AUDITORS

At the meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent auditors for the period ending at our next Annual General Meeting of shareholders.

Our Audit Committee and Board of Directors have recommended, subject to our shareholders' approval, that Kost Forer Gabbay & Kasierer be appointed as our independent auditors for the period ending at our next Annual General Meeting of shareholders.

The shareholders will also be asked to authorize the Audit Committee and/or the Board of Directors upon recommendation of the Audit Committee to fix the remuneration of the auditors.

Representatives of Kost, Forer, Gabbay & Kasierer will attend the meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the meeting.  In addition, at the meeting, the shareholders will receive a report with respect to the compensation of Kost Forer Gabbay & Kasierer for the year ended December 31, 2006.

We are proposing to adopt the following resolution:

"RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Alvarion Ltd.'s independent auditors for the period ending at Alvarion Ltd.'s next Annual General Meeting of shareholders be, and it hereby is, approved, and the Audit Committee and/or the Board of Directors upon recommendation of the Audit Committee be, and it hereby is, authorized to fix the remuneration of such independent auditors."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to ratify the appointment and compensation of our independent auditors.

ITEM 5 – REVIEW AND DISCUSSION OF OUR 2006 CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Section 60(b) of the Israeli Companies Law, you are invited to discuss our 2006 consolidated financial statements, and questions regarding the financial statements may be addressed to us or to our auditors.

OTHER MATTERS

Our management does not know of any other business proposed to be transacted at the meeting. However, if any other matters are presented properly at the meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

            By Order of the Board of Directors.

            ANTHONY MAHER
            Chairman of the Board of Directors